EXHIBIT 17.1

Steven J. Shulman

[address]

[email]

December 1,, 2022

Ginger Graham

[address]

Dear Ginger,

Via this letter I am informing you that I am reluctantly tendering my resignation as a Director on the Walgreens Board effective immediately.

The Board’s actions have placed me in an untenable position where I find that it is impossible for me to exercise my fiduciary duties representing shareholders. Almost immediately upon my joining the Board, I was verbally noticed me that the Board believed that I did not meet the independence requirements. The Board informed me that they would work on an amicable solution to this conundrum. The Board has never provided me any written formal communications to that effect. In addition, notwithstanding my continued requests, the Board has never provided me any supporting documentation explaining their position. Just to be clear, as I’ve shared with the Board and based on my outside counsel review, I strongly believe that I am independent based on NASDAQ rules and company standards.

I have been told to leave Board meetings, where in their judgement, there were many discussions that they deemed that I could not participate in because of their view of my relative independence. Being asked to depart these meetings over the past year has been quite material, that being approximately 35 - 50% of the total time of Board meetings. The law does not provide a break from the exercise of my fiduciary duties; the material amount of time that I was asked to leave placed me in a position where I could not legally or ethically perform my Board duties.

As I informed the Board several times, I am not an employee of either VillageMD or CareCentrix. I have been a successful serial entrepreneur and a Chairman & CEO of private and public companies in healthcare services for close to 50 years.

Finally, I want to be clear that the Board’s perspective on my independence, and therefore my ability to add value to Board deliberations, has not been unanimous. I want to publicly thank our Chairman and those Directors that held a more nuanced, pragmatic, business focused point of view of my ability to constructively add value to WBA’s strategy and operations.

Therefore, it is with deep regret that I tender my resignation. In addition, I felt compelled to express my frustration associated with my Board service to our shareholders.

Sincerely yours,

Steven J. Shulman